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                             Day, Berry & Howard LLP

                               COUNSELLORS AT LAW

Bonnie J. Roe
Direct Dial:  (212) 829-3605
E-mail:  bjroe@dbh.com

                                                                  May 24, 2005


VIA FEDEX AND EDGAR
-------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Barbara C. Jacobs

         Re:      GLOBIX CORPORATION
                  FORM S-3
                  ------------------


Dear Ms. Jacobs:

         On behalf of Globix Corporation, a Delaware corporation ("Globix"), we hereby submit for filing under the Securities Act of 1933 a Registration Statement on Form S-3 (the "S-3 Registration Statement") relating to the sale of shares of Globix common stock by certain selling stockholders.

         The disclosure in the S-3 Registration Statement is based on Globix's Registration Statement on Form S-4 (File No. 333-119666) that was declared effective on February 14, 2005, but has been updated to reflect the completion of the merger with NEON Communications, Inc. that was the subject of the Registration Statement on Form S-4.

         As indicated in the S-3 Registration Statement, certain of the selling stockholders are registered broker-dealers or affiliated with registered broker-dealers. None of these selling stockholders received their shares as compensation. The S-3 Registration Statement indicates that these selling stockholders may be deemed underwriters with respect to the offering. As disclosed in the S-3 Registration Statement, Globix has been informed that the shares to be sold by these selling stockholders were acquired in the ordinary course of business of these selling stockholders, and at the time of the acquisition of the shares, these selling stockholders had no arrangements with any other parties for the distribution of the shares.



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Securities and Exchange Commission
Page -2-
May 24, 2005


         Globix has notified each selling stockholder of the position set forth in the Telephone Interpretation Manual A. 65.

         Globix believes that the foregoing is responsive to comments 27 and 28 of the Staff of the Securities and Exchange Commission in the comment letter dated April 23, 2004 relating to Globix's Registration Statement on Form S-1 (File No. 333-113857) filed on March 23, 2004. Globix has requested withdrawal of the Registration Statement on Form S-1. The remainder of the comments to the Registration Statement on Form S-1 were addressed in the Registration Statement on Form S-4 or (in the case of comments 4 and 26) are no longer applicable because only shares of common stock, and not senior notes, are covered by the S-3 Registration Statement.

         Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 829-3605 or Sharon Niles-Spencer at (203) 977-7436.

                                                          Very truly yours,



                                                          /s/ Bonnie J. Roe

cc:      Peter K. Stevenson
                  GLOBIX CORPORATION
         Robert M. Dennerlein
                  GLOBIX CORPORATION
         James C. Schroeder, Esq.
                  GLOBIX CORPORATION